                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.______)*

               HORIZON/CMS HEALTHCARE CORPORATION
- --------------------------------------------------------------------------------
                               (Name Of Issuer)

                         COMMON STOCK
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                         440400109
                --------------------------------------------
                               (CUSIP Number)

               F. Douglas Raymond III, Drinker Biddle & Reath,
                      1345 Chestnut St., Phila. PA 19107
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                            July 10, 1995
        ---------------------------------------------------------------
            (Date of Event which Requires Filing if this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ----------------------------------              --------------------------------
  CUSIP NO. 440400109                             PAGE    2    OF   7   PAGES
            ----------------------                     -------   -------
- ----------------------------------              --------------------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rocco A. Ortenzio

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [_]
 2                                                                     (b)  [_]


- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       00

- --------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5    ITEMS 2(d) or 2(e)                                                     [_]



- --------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America

- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               1,766,075 (includes 1,136,068 options and a
                             conversion right to acquire 126,103 shares)
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             1,173,447 (see Items 2 and 5)
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                1,766,075 (includes 1,136,068 options and a
                             conversion right to acquire 126,103 shares)
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,173,447 (see Items 2 and 5)
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
       2,939,523 (includes options to purchase 1,136,068 shares and a conversion right to acquire 126,103 shares)
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
       5.8%

- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           ATTACHMENT TO SCHEDULE 13D
                               FILED ON BEHALF OF
                               ROCCO A. ORTENZIO

                       HORIZON/CMS HEALTHCARE CORPORATION
                       ----------------------------------


ITEM 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Horizon/CMS Healthcare Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 6001 Indian School Road, N.W., Suite 530, Albuquerque, New Mexico 87110.

ITEM 2.   IDENTITY AND BACKGROUND

          The name of the person filing this statement is Rocco A. Ortenzio, an individual ("Mr. Ortenzio"). Mr. Ortenzio is a member of the Board of Directors of the Issuer.

          Information required by clauses (b) to (f) of Item 2 are set forth below for Rocco A. Ortenzio.

          (b)  c/o Continental Medical Systems
               600 Wilson Lane
               Mechanicsburg, PA 17055
          (c)  Consultant
               c/o Continental Medical Systems, Inc.
               600 Wilson Lane
               Mechanicsburg, PA  17055
          (d)  no
          (e)  no
          (f)  United States of America

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On July 10, 1995, CMS Merger Corporation, a wholly-owned subsidiary of Horizon Healthcare Corporation ("Horizon"), merged with and into Continental Medical Systems, Inc. ("CMS") pursuant to an Amended and Restated Agreement and Plan of Merger dated as of May 23, 1995. On the date of this merger (the "Merger"), Horizon changed its name to Horizon/CMS Healthcare Corporation ("Horizon/CMS"). As a result of the Merger, without payment of any consideration by the reporting person, each share of common stock of CMS outstanding immediately prior to the Merger was converted into .5397 shares of Common Stock, each option to acquire common stock of CMS was converted into an option to acquire Common Stock, and an outstanding convertible debenture held by the reporting person became convertible into Common Stock. This Form 13D is being filed to report the shares of Common Stock acquired by the reporting person as a consequence of the Merger.

ITEM 4.   PURPOSE OF THE TRANSACTION

          The reporting person acquired his shares of Common Stock (and options to acquire such shares) as a result of the conversion of common stock of CMS into shares of Horizon/CMS pursuant to the Merger. Although the reporting person has no immediate intentions regarding any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, the reporting person generally expects over time to reduce his holdings of shares of Common Stock through dispositions and by reason of the expiration without exercise of stock options. The reporting person intends to review on a continuing basis his investment in Horizon/CMS and, depending on his evaluation of the business, operations, financial position and prospects of Horizon/CMS, may determine to increase or decrease his investment position in Horizon/CMS.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) number of shares of Common Stock of the Issuer beneficially owned: 2,939,523 (includes options to purchase 1,136,068 shares and a conversion right to acquire 126,103 shares)

               percentage of Common Stock beneficially owned: 5.8% (based on information supplied by the Issuer as of July 10, 1995)

          (b) number of shares of Common Stock which Mr. Ortenzio has sole power to vote or direct vote: 1,766,075 (includes options to purchase 1,136,068 shares and a conversion right to acquire 126,103 shares)

               number of shares of Common Stock which he has sole power to dispose or direct the disposition: 1,766,075 (includes options to purchase 1,136,068 shares and a conversion right to acquire 126,103 shares)

               Mr. Ortenzio may be deemed to share voting and disposition power with respect to 1,173,447 shares of Common Stock which are held of record by two corporations which are majority-owned and controlled by him. Because of Mr. Ortenzio's controlling interest as a majority stockholder of these corporations, he does not consider the shares of Common Stock held by these corporations to be subject to shared power of voting or disposition. Liberty Investors, Inc., a Delaware corporation, owns of record 997,095 shares of Common Stock (1.9% of the outstanding Common Stock). Healthcare Investors, Inc., a Delaware corporation, owns of record 176,352 shares of Common Stock (.4% of the outstanding Common Stock). Each corporation is a holding company for various investments and has its business address c/o Organization Services, Inc., 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. Mr. Ortenzio and Robert A. Ortenzio, his adult son, are the directors of Liberty Investors, Inc. Mr. Ortenzio and Raymond C. Grandon, M.D. are the directors of Healthcare Investors, Inc.

               Robert A. Ortenzio is an Executive Vice President and director of the Issuer and President of Continental Medical Systems, Inc.
               His business address is c/o Continental Medical Systems, Inc., 600 Wilson Lane, Mechanicsburg, Pennsylvania 17055. Robert A. Ortenzio beneficially owns 1,545,758 shares (including options to purchase 369,316 shares) of Common Stock (3% of the outstanding Common Stock, based on information supplied by the Issuer as of July 10, 1995). Of these shares he has the sole voting and dispositive power with respect to 548,661 shares (including 369,316 options) and may be deemed to share voting and dispositive power with respect to the 997,095 shares owned of record by Liberty Investors, Inc. Dr. Grandon is a physician and his address is 91 Poplar Avenue, New Cumberland, Pennsylvania 17070. Mr. Ortenzio has been advised that Dr. Grandon owns 728 shares of Common Stock. Robert A. Ortenzio and Dr. Grandon are United States citizens.

               During the last five years none of these corporations nor, to the best of Mr. Ortenzio's knowledge, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c)  None

          (d)  Not applicable

          (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          In connection with the Merger, on March 31, 1995 Mr. Ortenzio entered into a Affiliate's Agreement pursuant to which he has agreed not to make any sale, transfer or other disposition of Common Stock received by him in connection with the Merger or otherwise owned by him until such time as financial results that include at least 30 days of combined operations of CMS and Horizon after the Merger shall have been published, unless he shall have delivered to Horizon/CMS prior to any such sale, transfer or other disposition, a written opinion from Arthur Andersen LLP, independent public accountants for Horizon/CMS, or a written no-action letter from the accounting staff of the Securities and Exchange Commission, in either case in form and substance reasonably satisfactory to Horizon/CMS, to the effect that such sale, transfer or other disposition will not cause the Merger not to be treated as a "pooling of interests" for financial accounting purposes in accordance with generally accepted accounting principles, the Rules and Regulations and interpretations of the SEC.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Affiliate's Agreement, dated as of March 31, 1995, between Horizon Healthcare Corporation and Rocco A. Ortenzio

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 19, 1995                              /s/ Rocco A. Ortenzio
                                                  ---------------------
                                                  Rocco A. Ortenzio